N E W S R E L E A S E

March 15, 2012

Nevsun Appoints New Director
and Announces 2011 Results Release Date

Nevsun Resources Ltd. (TSX: NSU / NYSE Amex: NSU, the “Company”) is pleased to announce the appointment of Anthony (“Tony”) Ferguson as an independent director, bringing the number of directors of the Company to six.

After retiring in February 2012, from a 25-year investment banking career in Australia, Asia and Canada, most recently with Macquarie Capital as Senior Managing Director and Chairman of Global Natural Resources for six years, Mr. Ferguson brings a wealth of knowledge and experience in Finance as well as Geotechnical, Civil and Mining Engineering. Currently resident in Australia, he has held executive roles with N.M. Rothschild & Sons, Macquarie Bank and UBS London after having achieved an MBA with high distinction from IMI Geneva, Switzerland, and a Bachelor of Engineering (Honours) from the University of Sydney. Mr. Ferguson is Chairman of the Australian-based industrial energy saving business Volterra Technologies.

“On behalf of the board, we are very pleased to welcome Tony, who we believe will add valuable strength to our board through his extensive international banking experience, as the Company grows over the next few years”, commented Cliff Davis, President and CEO.

Mr. Ferguson was recommended to the board by the Company’s Corporate Governance and Nominating Committee, after an extensive search and interviewing process involving several potential candidates.

2011 Annual Financial Results Release Date

The Company also advises that 2011 results will be released March 21 after close of trading with a conference call following on Thursday March 22.

Forward Looking Statements: Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. "Cliff T. Davis" Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: ir@kincommunications.com Website: www.nevsun.com